Exhibit 99.1

RYDE ANNOUNCES PRICING OF US$1.6 MILLION REGISTERED DIRECT OFFERING PRICED AT-THE-MARKET- UNDER NYSE AMERICAN RULES

SINGAPORE, September 10, 2025 – Ryde Group Ltd (NYSE American: RYDE) (“Ryde” or the “Company”), a leading technology platform for mobility and quick commerce headquartered in Singapore, announced that it has entered into a securities purchase agreement with several investors to purchase 6,422,000 Class A shares at an offering price of US$0.25, for gross proceeds of approximately US$1.6 million (the “Offering”), before deducting offering expenses, in a registered direct offering priced at-the-market under NYSE American rules.

The Company did not engage any placement agent for the Offering.

The Company currently intends to use the net proceeds from the Offering for working capital and general corporate purposes. The Offering is expected to close on or about September 10, 2025 (the “Closing Date”), subject to the satisfaction of customary closing conditions.

The Offering is being made pursuant to an effective shelf registration statement on Form F-3, (File No. 333-288587) previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on September 2, 2025. A prospectus supplement relating to the securities to be issued in the Offering will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the Offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Ryde Group Ltd

Ryde is a super mobility app founded in Singapore and recognised as the world’s FIRST on-demand carpooling app since 2014. As a publicly listed company on the NYSE, Ryde is reimagining the way people and goods move around by offering a full suite of services, including carpooling, private hire, taxi, and delivery. What distinguishes Ryde is its commitment to empowering private-hire and taxi partners by taking 0% commission, ensuring that drivers retain more of their hard-earned earnings. For more information, please visit https://rydesharing.com/.

Contact

For Media Relations:

Media Team

Ryde Group Ltd

Email: media@rydesharing.com

FORWARD-LOOKING STATEMENTS

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors . Any forward-looking statements contained in this press release speak only as of the date hereof, and Ryde Group Ltd specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.